Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

September 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Donald Field

Re:	EQONEX Limited
Form 20-F for the Fiscal Year Ended March 31, 2022
Filed August 15, 2022
File No. 001-39600

Dear Mr. Field:

On behalf of EQONEX Limited (f/k/a Diginex Limited) (the “Company”), we are providing this response letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated September 16, 2022 (the “Comment Letter”) regarding the Company’s Annual Report on Form 20-F for the Fiscal Year Ended March 31, 2022 (the “Form 20-F”), which was originally filed with the Commission on August 15, 2022.

For your convenience, we have reproduced in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Form 20-F. Page references included in the Company’s responses are to those contained in the Form 20-F.

Form 20-F for the Fiscal Year Ended March 31, 2022

Item 3. Key Information, page 6

1.	Please revise to discuss the Hong Kong laws and regulations that apply to you, any permissions or approvals from Hong Kong authorities that you are required to obtain and whether you have done so, and the related risks and consequences. Supplementally provide us with your proposed revised disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment and notes that a detailed overview of the requested information was contained in the risk factor entitled “Risks Related to Doing Business in Hong Kong - Our business, financial condition and results of operations, and/or the value of our ordinary shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected if certain laws and regulations of the PRC become applicable to a company such as us, including the PRC government ban on cryptocurrency and clarification that foreign exchanges are banned from providing services to mainland China residents. In that case, we may be subject to the risks and uncertainties associated with the evolving laws and regulations in the PRC, their interpretation and implementation, and the legal and regulatory system in the PRC more generally, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice, and be forced to relocate our operations outside of Hong Kong” on page 26 of the Form 20-F, as well as other Hong Kong-related risk factors in that section.

In response to the Staff’s comment, a summary of such Hong Kong-related items will be included in the list of the Company’s most material risks in the Risk Factor Summary beginning on page 6 of the Form 20-F as follows:

●	risks relating to doing business in Hong Kong including, but not limited to, the following:

○	The recent PRC government intervention into business activities by U.S.-listed, Chinese companies may indicate an expansion of the PRC’s authority that could negatively impact our existing and future operations in Hong Kong and mainland China.

○	Our business, financial condition and results of operations, and/or the value of our ordinary shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected if certain laws and regulations of the PRC become applicable to a company such as us, including the PRC government ban on cryptocurrency and clarification that foreign exchanges are banned from providing services to mainland China residents.

○	The PRC government may intervene or influence our operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in us.

○	The PRC government ban of cryptocurrency related transactions and clarifying that overseas cryptocurrency service providers are banned from providing services to residents of mainland China may become applicable to residents of Hong Kong. The laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties.

○	Rules and regulations in China, including some which may become applicable to Hong Kong, can change quickly with little advance notice, which could limit the legal protections available to the Company and its investors.

○	The PRC government may intervene or influence our operations in Hong Kong at any time, or may exert more control over offerings conducted overseas and/or foreign investment in us.

In response to the Staff’s comment, the risk factor entitled “Risks Related to Doing Business in Hong Kong - The Hong Kong legal system embodies uncertainties that could limit the availability of legal protections” on page 28 of the Form 20-F will be updated as follows:

The Hong Kong legal system embodies uncertainties that could limit the availability of legal protections.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its own currency (the Hong Kong Dollar), legal system, parliamentary system and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Hong Kong Special Administrative Region is responsible for its own domestic affairs including, but not limited to, the judiciary and courts of last resort, immigration and customs, public finance, currencies and extradition. Hong Kong continues using the English common law system. As a Singapore company with only modest support operations in Hong Kong, we are not required to obtain any material permissions or approvals from Hong Kong legal or regulatory authorities.

However, if the PRC attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

2.	Please amend your disclosure to describe how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. State whether or not any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors, as well as the source of any such limitations. State whether or not you have established cash management policies relating to the transfer of funds through your organization and describe them, as applicable. Please amend your disclosure to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. Supplementally provide us with your proposed revised disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment and will provide the following risk factor in the section entitled “Risk Factors – Risks Related to Our Business, Industry and Financial Position” in response to the Staff’s comment:

Eqonex may be unable to return capital to shareholders.

Eqonex monitors its cash position on a regular basis and manages cash and cash equivalents to finance Eqonex’s operations. Objectives when managing capital are to safeguard the ability to continue as a going concern and to maximize the return to shareholders. Eqonex manages its capital structure and cash position and adjusts them in light of changes in economic conditions. Neither Eqonex nor any of its subsidiaries have declared any dividends since April 2021 and management does not intend to declare dividends to shareholders in the near future.

Eqonex is not aware of any legal or economic restrictions on the ability of its subsidiaries to transfer funds to Eqonex in the form of cash dividends, loans or advances. Eqonex is also not aware of any material restrictions that impact the transfer of funds between subsidiaries to enable the operating of the business in various jurisdictions.

There also can be no assurance that the Chinese government will not intervene or impose restrictions on our ability to transfer or distribute cash or assets within our organization, which could result in an inability or prohibition on making transfers or distributions of cash or assets to entities outside of Hong Kong and adversely affect our business. However, the majority of Eqonex’s cash is held in Singapore and is only transferred to Hong Kong on an as-needed basis to fund current working capital needs.

Item 15. Controls and Procedures, page 97

3.	You state this annual report does not include a report of management’s assessment regarding internal control over financial reporting due to the transition period established by rules of the SEC for newly public companies. However, we note that you filed an annual report on Form 20-F for the year ended March 31, 2021 pursuant to section 13(a) or 15(d) of the Exchange Act. Please tell us how you have considered Instruction 1 to Item 15 of Form 20-F in determining that you were not required to provide management’s report on internal control over financial reporting in your Form 20-F for the year ended March 31, 2022.

Response:

In response to the Staff’s comment, the Company provides the following disclosure pursuant to Item 15 of Form 20-F, which was inadvertently omitted from the initial filing:

B.	Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting of the Group. Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive officer and principal financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standard Board. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with IFRSs, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of the year ended March 31, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on management’s assessment and those criteria, our management believes that we maintained effective internal control over financial reporting as of March 31, 2022.

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. An attestation report is not required pursuant to the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations of the SEC.

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We thank you for your prompt attention to this submission. We hope the foregoing answers are responsive to your comments. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 848-5085.

Very truly yours,

/s/ Jonathan DeSantis, Esq.

cc:	Daniel Ling, Chief Financial Officer, EQONEX Limited